Lunchwale, Inc. Corporate Lunch Service.

Invest in Brand 'Lunchwale' & Let's grow together!

Lunchwale means ' The Lunch People' - The name says it all!

Frisco, TX

Reg CF
$1,070,000 Maximum

$0 *of $25,000 Minimum*

0 Funders

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Community Impact

- Green Living
- Food and Agriculture
- Community Building
- Minority Owned

Pitch

The Problem:

Lunch at the workplace has become an expensive affair for a few key reasons:
First the DELIVERY CHARGES. The average cost of delivery is at least $3.99 and that's before tips are included. Second the FOOD COST. The cost of the food itself has also become quite expensive.

The Solution:

'Lunchwale' Preset Meals!
Lunchwale 'Preset Meals' **for just $4.99 only! FREE DELIVERY** & No Minimum order requirement to begin with.

The Market & Competition:

The food delivery business is thriving with several key players including Doordash, Uber Eats, Foodsby, etc. The 'Preset Meals' market is ripe for taking with no established players.

The Lunchwale Advantage:

- A Profit-making company for two consecutive years.
- Two years plus into full-fledged operations.
- Over 200% growth in revenue in the 2nd year of operations.
- Provisional PATENT Application filed with USPTO to protect the 'LUNCHWALE' business order & delivery process.
- First-Mover-Advantage.
- 'LUNCHWALE' Brand is a registered trademark of Lunchwale, Inc. with the USPTO.

Lunchwale is not just a catchy name, it's a brand with a purpose.
Lunchwale means 'The Lunch People'. Lunchwale offers delicious, affordable branded lunches delivered free of charge at the door, its a boon to the working community.

Lunchwale story:

Founded: Dec 18, 2017.
2018 Sales Revenue $33k
2019 Sales Revenue $71K, a jump of over 200%
A Profit Making company.

On average we add 3-4 new customers daily, consistently adding to our existing customer base of 1000+. Our vision is to eventually reach every city in the US and ultimately the world! Quite frankly, lunch at work will never be the same again!
The beauty of Lunchwale is that we don't cook or run kitchens. We simply outsource food from one of the best restaurants in town and leverage their idle kitchen resources during their downtime.
Lunchwale allows vendors to utilize their idle kitchen resources to cater to our daily bulk business before 10 am, thus providing additional value to their bottom line without interfering with their daily business routines.
This means we don't have to deal with any of the fixed costs like interest on bank loans, huge

salaries, wages, exorbitant rents, wastage costs, and other operating expenses. We run a lean operation expense and are unlikely to incur operating losses thanks to our highly variable cost structure.

Our simple product line has just two versions to choose from - Veggie or Non-Veggie meals and liberates customers from spending time perusing menus to create their lunch order. This means we have the unique opportunity to mass-produce the lunches bringing the cost per meal down to a minimum which is not possible in an ala carte menu business model, where every meal is cooked specifically to the needs of the individual taste of the customer! So, really no competition in the Preset Meals segment for us!

Our customers are our brand ambassadors, constantly demonstrating their appreciation for our service through testimonials and word of mouth advertising.

Making money and keeping vendors and customers happy and satisfied is our motto.

Here is the BEST part of our business model:

Business hours: Monday - Friday 10 am to 1.15 pm with no operating expenses to clock afterward!

Key Facts

Lunchwale is a profitmaking company. The unique feature of Lunchwale business is, it's always zero accounts receivable & zero inventories, profits are mostly REAL CASH.

A provisional PATENT Application is filed with USPTO to protect Lunchwale's unique business model, order & delivery process. Lunchwale has the First-Mover-Advantage.

Lunch at work for $4.99 only, for a full meal, free delivery, no tips. it's straight & simple to understand, it's no rocket science. No serious competition in the Preset Meals.

Eco friendly, 1 Lunchwale car can deliver up to 150 lunches at different locations (150 people), conventionally, it may take approx 50+ cars to deliver 150 ala carte lunches.

The Corporate Lunch market is huge, currently, key food delivery players like Doordash, Uber Eats, Foodsby, etc., are in the market rendering pick N drop service.

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An Investment opportunity you would never want to miss out on! a revenue-generating & a profit-making company, fast-moving product, competitively priced, a consumer's delight! Invest in a growing brand called **'Lunchwale'**. Young Brands have a unique advantage of **exponential growth**. Brands live for generations to come and more so in a fast-moving consumer product, and **Lunchwale** is a B2C product sold directly to the consumers!

The Product:

A complete Lunch meal for $4.99/free delivery, no minimum order requirement to begin with, it can be just one meal!

Lunchwale team:

The Lunchwale team is a combination of Young & Energetic people with 50+ years of collective experience & a perfect mix of marketing, finance & culinary professionals.

The Project:

It's all about Lunch & Lunch only, no dinners or breakfasts! a very focused project on corporate Lunch business only!

The project is based on the simple daily needs of an office goer - Affordable Lunch at work! Our project isn't complex in nature, It's not rocket science, it's simple & easy to understand, It's all about LUNCH at work! A majority of employee's order lunch from the workplace, albeit expensive with high delivery charges, tips, & costly food. Lunchwale offers a complete meal for just $ 4.99 Free Delivery. It's tempting for potential customers to give it a try, after all, it's just $4.99, no big deal! Minimum Lunch Order is Just 1 for first-time customers to try out Lunchwale Lunch service, for repeat customers minimum order is 5 lunches with differed deliveries, they pay for 5 lunches and can take one today, one tomorrow, one next week, one next year or whenever! Lunchwale lunch unused orders don't expire. The taste of the food is exceptionally good since it's outsourced from one of the best restaurants in town with a long-standing reputation. Lunchwale service has been super good, we have been adding on an average 3-4 new customers every day consistently during the past one-year plus! sales grew by over 200% in 2019. Lunchwale currently has a customer base of over 1000+ and growing. Lunchwale is a Profit-making company. The market is huge, competition is active in the food delivery space with key players like Doordash, Foodsby, Uber Eats, etc., rendering just delivery service, but, none in the preset meals segment. Lunchwale Preset Meals, a concept that trills our customers, here's why? A Complete Meal for just $4.99 only! FREE DELIVERY. No tipping. A great alternative. Easy to order, just sign in and text 2 letters to order e.g. 1 V for one veggie meals



or 1 N for one non veggie meals.



For $4.99 Lunchwale has a lot of food packed in, to be precise 7 items, one portion plain steamed rice, one portion flavored rice, 1 veggie curry, 1 chicken curry, 1 veggie fry item, 1 chapati (Indian Bread) and 1 sweet dessert to go with. That's a lot of food for $4.99!
Our customers are our Brand Ambassadors
listen to what they have to say.



How is it possible to sell lunches at such an amazingly low price? the answer is, we don't cook or run kitchens, we outsource food from the best restaurant in town during their downtime using their free kitchen resources giving them bulk business before 10 am without disturbing their daily business routines.

Lunchwale has the unique opportunity of mass-producing its Lunches bringing the cost per meal down to a minimum, unlike in ala carte menu where every meal is different and cooked specifically for a particular customer. All Lunchwale lunches are the same for everyone, it's either Veggie or Non-veggie meals.

We are currently operating in 4 cities of the Dallas DFW area, Texas, we have plans to expand first to the rest of Dallas, then to the other cities in Texas, and eventually every city in the US before we go global. If we are able to raise the maximum target funding through the crowdfunding campaign, we should be able to hopefully increase our sales by at least 200% in 2020 and by 400% of 2019 in 2021, in the next 5 years we have the potential to scale up revenues to $500k-5M and hopefully $50m in the next 10 years.

We have plans to list our stocks at the OTC stock exchange by 2022.

Listen to the CEO & Founder's pitch.



Sales 2018 & 2019







We are hugely scalable since Lunchwale does not cook or run kitchens it's easy to add different cuisines like American, Mexican, Italian, etc., to broad base the customer profile.

Listen to our CFO to crunch some numbers.



Thank you for listening to us, we need your support to script a great success story, invest in our baby, take pride in Lunchwale, Inc. ownership! Let's grow together!

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 Our Terms   ^

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Additional Terms (SEC Filing)

$100
Minimum Investment

200,000,000
Issued Shares

17,833,333
Shares Available for Purchase

$7,500,000
Issuer's Valuation

$0.06
Price Per Share

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 ## Our Team



GOPI KANTAMNENI OWNER
CEO & FOUNDER

Gopi Kantamneni has a passion for sales & innovative marketing, his previous work outings have provided with an extensive experience in sales and marketing with a focus in public relations. He is looking to leverage this background into Lunchwale, his greatest strengths are his energetic disposition and "can-do" attitude that infects those around him. These qualities have served him well while spearheading various sales teams over the years.





Aishwarya Kantamneni BOARD MEMBER
CFO & CO FOUNDER

Aishwarya Kantamneni is our co-founder. Blessed with an eye for details, Aishwarya leveraged her "needle in a haystack" personality and directed her passion for numbers and data crunching into finance and commerce, eventually earning a certificate in fin-tech from Wharton Business School.



Asha kantamneni `BOARD MEMBER`

CHIEF KITCHEN OFFICER & CO FOUNDER

Asha Chowdary has always had an affinity for the preparation of food and has earned a well-deserved reputation for winning over hearts through stomachs. The culinary skills she's developed over the years make her particularly valuable when designing the ideal meal combinations thus proving to be an asset to the company.

 ## Our Milestones ⌄

Show **All** ⌄

2018

Lunchwale Preset Meals Product Launch.



The Registered BRAND.

USPTO approves the 'Lunchwale Brand' as a registered trademark.

2019

First corporate order of 120 lunches.

Launch of New Prepaid Meals model with a 500% advance payment.

2022

Lunchwale stock symbol

Plans to list Lunchwale stock on the OTC stock exchange.



A Dividend-Paying Company.

Lunchwale is hopeful of paying a dividend to its shareholders in the year 2022. Since our business

Jan **2nd** — Aug **14th** — Sep **11th** — Jan **3rd** — Jan **11th** — Apr **6th**

 ## FAQ ⌄

Q: What does your competitive landscape look like? how will it impact Lunchwale business when big player enter the market?

A: Good question! It will be the perfect setting for Lunchwale! When big players jump into the fray that means our business model is great and the market is huge, there is enough room for everyone in the business. Obviously, Lunchwale has the FIRST-MOVER-ADVANTAGE. Last but not the least, we have filed a provisional patent application with the USPTO to protect our unique business process, the competition will have one more hurdle to cross before they meet Lunchwale in the market!
Presently, Doordash, Foodsby, Uber Eats, etc., are in the competitive landscape in the food delivery service business though not directly competing with us in the preset meals segment.

Q: What if your vendor backs out or goes bankrupt?

A: Great question! Our vendor selection process is pretty clear and very simple. The vendor should have a longstanding track record in the food & beverage business with a good reputation. As regarding backing out, why will any vendor want to back out when they have an opportunity to make an additional million-plus dollars annually? If a vendor goes bankrupt, there are many more in the market waiting for a chance to sign up with Lunchwale.

Q: What are the future plans of Lunchwale?

A: Once we achieve our minimum fundraise target, we will aim to increase our sales revenue by at-least 200%. If we achieve at least 50% of the maximum fundraise target, we will increase the footprint of our sales operation and aim to reach 400% of 2019 sales revenue in the financial year 2021. Lunchwale is already a profit-making company and quite likely will continue to be one during years to come. The chances of going into losses are very remote since our business model is built largely on variable cost only. We have plans to enter the OTC stock exchange as a profit-making company in 2022.

Q: In the current COVID-19 situation with most employees are working from home, what are the

Q: In the current COVID-19 situation with most employees are working from home, what are the
     business prospects of Lunchwale Corporate Lunch services in the near future?

A: Good question!
     Firstly, staying safe is the most important issue across the World. We are not in a hurry to resume
     Lunchwale services until it is completely safe, the safety of our customers is our first priority.   ^
     Secondly, we all are aware sooner or later economies will have to open up. Lastly, even if work from
     home culture continues, chances are it will not have an adverse impact on Lunchwale. During pre-
     COVID-19 we typically turn down Lunch requests from residences as our main focus was on
     corporate offices only, post COVID-19 we will start accepting Lunch orders from residences which
     means our numbers could spike up much more than before!

Q: When will the company see revenues & turn profitable and how will you get there?

A: The Company is already generating revenue since 2018 and has been making small profits for the   ^
     last 2 years consecutively.

Q: How different are your competitors?

A: Our competitor very different from us though we both serve a similar target audience. We have our   ^
     own branded preset meals, while our competitors pick food from various restaurants from ala
     carte menu and delivery it to the customers which is more expensive.

Q: Why did you choose Dallas as your location?

A: Dallas DFW is centrally located and has a great locational advantage, hundreds of companies are   ^
     moving base to Dallas & thousands of corporate headquarters are based out of the Dallas DFW
     area, besides 20+ of the fortune500 companies are Head Quartered in Dallas DFW and surrounding.
     It is a perfect city to script a great startup success story.

